08004327

ADITYA BIRLA GROUP

Ref: AM:PVK:1865:2008

Date:-11th August, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
TEL No. 001 202 551-6551
Fax No. 001 202 5513 450

SUPPL

RECEIVED
2008 AUG 14 A

Re: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- Auditors' Limited Review Report, under Clause 41 of the Listing Agreement.

Please find enclosed herewith a Limited Review Report given by Statutory Auditor of our Company, M/s Singhi & Co., Kolkata, pursuant to Clause 41 of the Listing Agreement, in connection with the Unaudited Financial Results of the Company for the First Quarter ended on 30th June, 2008.

Please take the same on your record and acknowledge.

PROCESSED
AUG 15 2008
THOMSON REUTERS

Thanking you,

Yours faithfully,
For **Hindalco Industries Limited**

ANIL MALIK
Vice [redacted]
Company Secretary

Encl:- as above

Singhi & Co.
Chartered Accountants

EMERALD HOUSE, 4th Floor, 1B, OLD POST OFFICE STREET, KOLKATA-700 001 ✆ : +91(0)33-2248-4573/4577, 3022-4333, Fax : +91(0)33-2230-7146
e-mail : kolkata@singhico.com Website : www.singhico.com

2008 AUG 14 A 7:27

REVIEW REPORT

To,
The Board of Directors,
Hindalco Industries Limited
"Century Bhavan", 3rd Floor,
Dr. Annie Besant Road, Worli,
Mumbai – 400 030

We have reviewed the accompanying statement of Un-audited Financial Results of **M/s. HINDALCO INDUSTRIES LIMITED** for the quarter ended 30th June, 2008. This Financial statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Attention is invited to note no. 3 regarding non-provision of Mark to Market losses of Rs.115.19 Crores on outstanding derivative instruments.

Based on our review conducted as above, nothing has come to our notice, except as mentioned above, that causes us to believe that the accompanying statement of Un-audited Financial Results prepared in accordance with applicable Accounting Standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material mis-statement.

For Singhi & Co.
Chartered Accountants

Rajiv Singhi

(Rajiv Singhi)
Partner
Membership No.53518

Camp : Mumbai

1B, Old Post Office Street,
Kolkata – 700001
Dated, the 28th day of July, 2008.

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2008

(Rupees in Crores)

	Particulars	Quarter ended 30/06/2008 (Unaudited)	Quarter ended 30/06/2007 (Unaudited)	Year ended 31/03/2008 (Audited)
1	**Net Sales & Operating Revenues**	**4,647.53**	**4,685.14**	**19,201.03**
2	**Other Income**	**214.66**	**124.62**	**492.94**
3	**Total Income**	**4,862.19**	**4,809.76**	**19,693.97**
4	**Expenditure**	**3,855.29**	**3,947.79**	**16,387.73**
	(a). (Increase)/Decrease in Stock	(249.11)	(230.71)	(137.03)
	(b). Consumption of Raw Materials	2,943.26	3,117.97	12,051.72
	(c). Purchase of Traded Goods	3.38	7.50	92.52
	(d). Employees Cost	149.39	133.65	621.22
	(e). Power and Fuel	554.36	423.73	1,910.83
	(f). Depreciation	156.80	143.75	587.81
	(g). Other Expenditure	297.21	351.90	1,260.66
5	**Interest & Finance Charges**	**76.12**	**56.26**	**280.63**
6	**Profit before Tax**	**930.78**	**805.71**	**3,025.61**
7	**Tax Expenses**	**234.02**	**207.09**	**164.67**
	(a). Current Year	234.02	207.09	705.34
	(b). Adjustment for earlier years (Net)	-	-	(540.67)
8	**Net Profit**	**696.76**	**598.62**	**2,860.94**
9	**Paid-up Equity Share Capital**			
	(Face Value : Re 1/- per Share)	**122.65**	**111.10**	**122.65**
10	**Reserves**			**17,173.66**
11	**Earning Per Share (EPS)**			
	(a). Basic EPS (Rs.)	5.68	5.42	24.51
	(b). Diluted EPS (Rs.)	5.66	5.42	24.38
	(c). Basic EPS before Tax adjustment for earlier years (Rs.)	5.68	5.42	19.88
	(d). Diluted EPS before Tax adjustment for earlier years (Rs.)	5.66	5.42	19.77
12	**Public Shareholding**			
	(a). Number of shares	710,603,311	690,730,778	706,799,806
	(b). Percentage of shareholding	57.91%	56.29%	57.60%

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Crores)

Particulars	Quarter ended 30/06/2008 (Unaudited)	Quarter ended 30/06/2007 (Unaudited)	Year ended 31/03/2008 (Audited)
1. Segment Revenue			
(a) Aluminium	1,943.00	1,760.97	7,144.94
(b) Copper	2,706.57	2,926.18	12,065.51
	4,649.57	4,687.15	19,210.45
Less: Inter Segment Revenue	(2.04)	(2.01)	(9.42)
Net Sales & Operating Revenues	**4,647.53**	**4,685.14**	**19,201.03**
2. Segment Results			
(a) Aluminium	750.35	638.25	2,423.10
(b) Copper	74.33	112.31	503.36
	824.68	750.56	2,926.46
Less: Interest & Finance Charges	(76.12)	(56.26)	(280.63)
	748.56	694.30	2,645.83
Add: Other un-allocable Income net of un-allocable expenses	182.22	111.41	379.78
Profit before Tax	**930.78**	**805.71**	**3,025.61**
3. Capital Employed			
(a) Aluminium	8,216.48	7,548.19	8,008.27
(b) Copper	5,713.62	5,794.78	5,396.72
	13,930.10	13,342.97	13,404.99
Un-allocable/ Corporate	14,306.95	10,497.46	13,683.08
Total Capital Employed	**28,237.05**	**23,840.43**	**27,088.07**

HINDALCO

ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. The Directors have approved the issue of equity shares for an amount not exceeding Rs 5,000 crores to existing shareholders on rights basis. The proceeds of the rights issue will be utilized to refinance bridge loan of US $ 3.03 billion taken for the purpose of acquisition of Novelis.

2. The Company raised Rs 2,220.25 crores from a rights issue in January 2006. The issue was made to part finance various brownfield and greenfield projects.

   The brownfield expansions of Muri Alumina and Hirakud Aluminum are in the final stages of commissioning. However the Belgaum Alumina project could not be started due to non-allotment of bauxite mines. The greenfield projects namely Aditya Aluminium and Utkal Alumina are at various stages of implementation but have been delayed due to delay in securing regulatory approvals.

   The proceeds of the rights issue aggregating to Rs 2,220.25 crores have been utilized for the purpose of defraying issue related expenses of Rs 36.60 crores and subscription to shares of a subsidiary company to the extent of Rs 478.75 crores while the balance amount is temporarily invested in short term liquid securities.

3. In pursuance of announcement dated 29th March, 2008 of the Institute of Chartered Accountants of India on Accounting for Derivatives, mark to market losses on outstanding derivative instruments as on 30th June, 2008 stood at Rs. 115.19 crores, arising from hedging transactions undertaken by the Company for its commodities and foreign currency related exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and all the derivatives entered into by the Company are to mitigate or offset the risks that arise from their normal business activities only. The above mark to market loss is expected to flow back through future cash flows. The Company is taking steps for early adoption of AS 30 on Financial Instruments: Recognition and Measurement. Pending adoption of AS 30, the Company has not provided for the losses on mark to market basis.

4. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st April, 2008	Received	Resolved	Pending as on 30th June, 2008
0	27	27	0

5. Figures of previous periods have been regrouped wherever found necessary.

6. Figures of corresponding quarter of previous year have been recast to reflect effect of amalgamation of Indian Aluminium Company, Limited effective 1st April, 2007.

7. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Monday, 28th July, 2008. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place : Mumbai
Dated: 28th July, 2008

END